Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
iPass Inc.

iPass Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
 First:  The name of the Corporation is iPass Inc. The Corporation was originally incorporated under the name iPass Merger Corporation.
Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is February 3, 2000.
Third:  Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends the Corporation’s Amended and Restated Certificate of Incorporation as follows:
Effective at 12:01 a.m. Eastern Daylight Time on August 23, 2018, Paragraph A of Article IV is amended to read in its entirety as follows:
"A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Fifty Million (50,000,000) shares. Twenty-Five Million (25,000,000) shares shall be Common Stock, each having a par value of one tenth of one cent ($.001). Twenty Five Million (25,000,000) shares shall be Preferred Stock, each having a par value of one tenth of one cent ($.001).
“Effective at 12:01 a.m. Eastern Daylight Time on August 23, 2018, every ten (10) shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Company shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Company. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent.”
Fourth: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on June 13, 2018, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
In Witness Whereof, iPass Inc. has caused this Certificate of Amendment to be signed by its Chief Financial Officer this 21st day of August, 2018.

iPass Inc.
By: ________________________
Darin Vickery
Chief Financial Officer